

September 27, 2011

Via Fax
Timothy W. Carnahan
President, Chief Executive Officer and Principal Financial Officer
Cyios Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC 20004

  Re: **Cyios Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed April 15, 2011
     File No. 1-35118

Dear Mr. Carnahan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1. Please revise to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity as of the last business day of the fiscal quarter ended June 30, 2010. Refer to the cover page of Form 10-K.

Item 5. Market for Common Equity and Related Stockholder Matters and Registrant Purchase of Equity Securities

Recent Sales of Unregistered Securities

2.   We note the disclosure in Note F to your financial statements. Please revise to provide the disclosure required by Item 701 of Regulation S-K with respect to the equity issuances disclosed or tell us why you are not required to do so.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview

3.   Please revise your Management's Discussion and Analysis ("MD&A") to provide a more detailed executive overview and to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known or reasonably foreseeable. MD&A is intended to provide an overview and context to facilitate an understanding, from management's perspective, of your results of operations, financial position, liquidity and future prospects rather than a simple recitation of your financial statements in narrative form. Please refer to Item 303 of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

4.   Please revise your disclosure to discuss why you believe you are a leading systems integrator and knowledge management solutions provider in light of the fact that you received no revenue from CYIPRO in 2009 or 2010.

Results of Operations

Sales/Net Profit

5.   We note that you present non-GAAP financial measures of performance. Please tell us how you have complied with Item 10(e) of Regulation S-K as it relates to presentation and disclosure of these non-GAAP performance measures. Also Refer to the Division's Compliance & Disclosure Interpretations - Non-GAAP Financial Measures dated July 8, 2011 (the "non-GAAP Interpretation") available at www.sec.gov.

6.   We note your use of a non-GAAP measure, which excludes marketing expenses. Tell us whether you consider this expense to be a normal, recurring operating cash expenditure of the company. If so, tell us what consideration you gave to whether the removal of this item from your results of operations creates a non-GAAP measure that is potentially

misleading to investors. Alternatively, please revise your non-GAAP measure accordingly. Refer to Rule 100(b) of Regulation G.

7. Please expand your discussion of the $416,167 non-cash expense for stock compensation to discuss, in detail, why and to whom you paid the stock compensation.

Liquidity and Capital Resources

8. Please revise your disclosure to identify, if applicable, any known trends or any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303(a)(1) of Regulation S-K.

9. Please revise your disclosure to discuss material commitments for capital expenditures as of the end of the fiscal year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K.

10. We note your historical operating losses and negative operating cash flows. Given these negative trends, tell us what consideration you gave to disclosing the principal conditions and events that may have initially caused concern regarding your ability to continue as a going concern for a reasonable period of time and how you have alleviated that concern. See AU 341.11 of PCOAB Standards and related rules.

Item 9A(T). Controls and Procedures

11. We note that you have two conclusions regarding the effectiveness of your disclosure controls and procedures. You state that your "management including our certifying officer concludes that our disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by the report," and also that your "Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective." Please revise this section to provide one definition and one conclusion regarding your disclosure controls and procedures. Refer to Item 307 of Regulation S-K. For further guidance, please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Item 10. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

Legal Proceedings

12. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for

some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event. Please also revise to address the required 10-year period.

Item 11. Executive Compensation

13.   Please revise your disclosure under this heading to provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table. For example, please revise to disclose the material terms of the stock award to Mr. Carnahan. Refer to Item 402(o) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

14.   Please revise this section to add the disclosure required by Item 404(d) of Regulation S-K. In this regard, we note disclosure in the notes to your financial statements regarding a loan between the company and one of the company's officers with an outstanding balance of $219,284. Also, please file the Note as an exhibit or tell us why it is not appropriate to do so.

Exhibits

15.   Please thoroughly revise your exhibit index to include all required exhibits as it appears you are missing several required exhibits. Refer to Item 601 of Regulation S-K. This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011.

16.   Please revise your filing to file your exhibits separately on EDGAR rather than to include them in the body of your Form 10-K. Refer to Rule 102 of Regulation S-T. For additional guidance, see Section 2.1 of Volume II of the EDGAR Filer Manual available on our website at http://www.sec.gov/info/edgar/edgarfm-vol2-v17.pdf. This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011.

Signatures

17.   Please revise your filing so that, in addition to being signed by the company, it is signed by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors or persons performing similar functions. Refer to General Instruction D to Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney, at (202) 551-3427 or Catherine Brown, Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William h. Thompson

William H. Thompson
Accounting Branch Chief